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October 11, 2005	Mark W. Bellomy (617) 951-7785 mark.bellomy@ropesgray.com
VIA EDGAR
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington, DC 20549-1004

Re:	Iomai Corporation — Pre-effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-128765)
Dear Sir or Madam:
On behalf of Iomai Corporation (the “Company”), we transmit for filing under the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Regulation S-T promulgated thereunder, Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), which was initially filed on October 3, 2005. This Pre-effective Amendment No. 1 amends Part II of the Registration Statement to include certain exhibits that were not submitted with the original filing. Pre-effective Amendment No. 1 does not include any changes to Part I of the Registration Statement as initially filed. Manually executed signature pages have been signed prior to the time of this electronic filing and will be retained by the Company for five years.
Please note that the Company is seeking confidential treatment under 17 C.F.R. §§ 200.80(b)(4) and 230.406 for certain exhibits filed as part of this Pre-effective Amendment No. 1 and will immediately submit an application for an order granting confidential treatment for these exhibits.
Please direct any questions or comments regarding this filing to the undersigned at (617) 951-7785.
Very truly yours,
/s/ MARK W. BELLOMY
Mark W. Bellomy
Enclosures

cc:	Paul M. Kinsella Russell P. Wilson